1 EarningsCall 1Q26 2 Disclaimer This presentation speaks at the date hereof and AGI Inc (the “Company”) is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this presentation has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data. This presentation contains forward-looking statements. All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company’s intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company’s view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions. The financial information in this document includes forecasts, projections and other predictive statements that represent the Company’s assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company’s expectations and are subject to variables and uncertainties. The Company’s actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain. In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. See the Company's filings with the U.S. Securities and Exchange Commission for reconciliations of these non-IFRS metrics to the most directly comparable IFRS metrics. References in this presentation to “R$” refer to the Brazilian Real, the official currency of Brazil. 3 Introduction Message from the Founder Marciano Testa Founder, Chairman & CEO of Agi Inc. 4 Surpassing 7 Million Active Clients Reflecting Strong Execution and the Increasing Relevance of our Value Proposition +38% 6y CAGR 1.0M 1.1M 1.9M 2.1M 2.9M 4.6M 7.1 million Active Clients 1Q20 1Q21 1Q22 1Q23 1Q24 1Q25 1Q26 +53% YoY 5 Increasing Product Penetration As a Result from our High-touch, Principality-driven Strategy 3 4 5 6 7 8 Q01 Q02 Q03 Q04 Q05 Q06 Q07 Q08 Q09 Q10 Q11 Q12 Q13 Q14 Q15 Q16 Q17 Q18 Q19 Q20 Q21 1Q21 1Q26 # of products per client Cross Selling Index - Quarterly Cohorts of Customers who have the Primary Relationship* with Agi *Clients with Primary Relationship defined as clients who received their salary or benefits with Agi. 6 Evolution of our Organizational Model Foundation of an Integrated Strategy to Establish a Truly AI-driven Company 7 Monthly Performance Highlights how Intact is the Long-Term Thesis and the Improvements on the Run-Rate Considering March Figures 100% 43% 38% 32% 62% Pre-Suspension Level* Dec-25 Jan-26 Feb-26 Mar-26 Fee Revenues Monthly Evolution 100% 32% 51% 83% 106% Pre-Suspension Level* Dec-25 Jan-26 Feb-26 Mar-26 Credit Origination Monthly Evolution Notes: ¹Pre-Suspension Level is the average from January 2025 to November 2025. 8 Felipe Gaspar OliveiraIR, M&A and PR Executive Manager Marcello DubeuxChief Financial & Investor Relations Officer 1Q26 Financial Results 9 49% CAGR (22-2025) Customers Expansion of the Active Customer Base Notes: ¹ Active Customers - Defined as customers who have at least one product at the end of the quarter. 4.6 5.6 6.4 6.7 7.1 - 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 1Q25 2Q25 3Q25 4Q25 1Q26 Active Customers (# million) +53% +5% 10 Credit PortfolioMix of Secured and Unsecured Loans 50% CAGR (22-2025) Notes: ¹ Secured Loans - Calculated as the sum of Payroll Loans, FGTS, Payroll Credit Card Loans, Premium Paid on the Acquisition of Credit Portfolios, and Adjustments of Credit Portfolios – Hedge Objects. ² Unsecured Loans - Calculated as the sum of Personal Credit Loans, Credit Card Loans, and Other Loans. 83% 85% 86% 86% 87% 17% 15% 14% 14% 13% 27.2 30.6 34.5 34.9 35.5 0.0 5.0 10.0 15.0 20.0 25.0 30.0 35.0 40.0 1Q25 2Q25 3Q25 4Q25 1Q26 Credit Portfolio (R$ bn) Unsecured Secured +30% +2% 11 Becoming the Winner in Payroll lending Leveraging our competitive advantages to keep growing market share +690bps (21-2025) Notes: ¹Market Share is calculated using BACEN data. 6.9% 8.0% 9.0% 9.0% 9.0% 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% 9.0% 10.0% 1Q25 2Q25 3Q25 4Q25 1Q26 Market share - INSS Payroll Credit +210bps 12 Credit Quality Low delinquency ratios with comfortable levels of coverage ratio and cost of risk Notes: ¹NPL >90 - Calculated by dividing non-performing loans over 90 days by Gross Loans. ²Coverage Ratio - Calculated by dividing Provision for Expected Losses by non-performing loans over 90 days. ³Market NPL>90: non-performing loans above 90 days from all lines of personal loans for consumers, as reported by BACEN. 4 Cost of Risk: calculated by dividing Provisions Expenses by Average Credit Portfolio. 229.9% 240.4% 236.9% 189.4% 164.9% 2.9% 2.7% 2.6% 3.7% 3.6% 5.7% 5.7% 5.4% 5.6% 5.7% 3.8% 4.2% 4.4% 4.7% 5.0% 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% 9.0% 10.0% -1500.0% -1300.0% -1100.0% -900.0% -700.0% -500.0% -300.0% -100.0% 100.0% 300.0% 500.0% 1Q25 2Q25 3Q25 4Q25 1Q26 NPL, Coverage Ratio and Cost of Risk Coverage Ratio NPL>90 Agi NPL>90 Cost of Risk LTM Market NPL>90 13 RevenuesGrowth in line with the evolution of assets 2,424.9 2,510.5 2,800.4 2,958.5 2,996.6 - 500.0 1,000.0 1,500.0 2,000.0 2,500.0 3,000.0 3,500.0 1Q25 2Q25 3Q25 4Q25 1Q26 Total Revenues (R$ million) +24% +1% Notes: ¹Total Revenues is calculated by adding Interest Revenues and Fee Revenues. 14 Net Interest Incomeand NIM Annualized 31% CAGR (22-2025) Notes: ¹Net Interest Income - Calculated as the sum of Interest Income and Gains (Losses) on Financial Assets at Fair Value through Profit or Loss, minus Interest Expenses. ²Net Interest Margin Annualized - Calculated by multiplying the quarters’ NII by four and dividing by the average Interest-Bearing Assets from the last two quarters. 1,158.9 1,172.7 1,197.8 1,220.1 1,268.6 13.1% 14.6% 15.0% 15.0% 15.0% 15.9% 14.1% 12.9% 12.2% 12.0% 88.5% 86.6% 86.9% 85.7% 82.0% 0.0% 20.0% 40.0% 60.0% 80.0% 100.0% 120.0% 140.0% - 200.0 400.0 600.0 800.0 1,000.0 1,200.0 1,400.0 1,600.0 1Q25 2Q25 3Q25 4Q25 1Q26 NII and NIM (R$ million) Net Interest Income Average SELIC NIM Loans/Interest Bearing Assets +9% +4% 15 15.9% 14.1% 11.0% 12.9% 12.2% 12.0% 9.9% 8.2% 6.8% 7.3% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 16.0% 18.0% 20.0% 1Q25 2Q25 3Q25 4Q25 1Q26 NIM Annualized NIM - Annualized NIM after Provisions - Annualized 31% CAGR (22-2025) Notes: ¹NIM LTM - Calculated by dividing the sum of the last four quarters’ NII by the average Interest-Bearing Assets over the last five quarters. ²NIM Annualized - Calculated by multiplying the quarters’ NII by four and dividing by the average Interest-Bearing Assets from the last two quarters. Net Interest Margin Annualized after Provisions showing Improvements QoQ 16.9% 15.8% 14.8% 11.8% 10.8% 9.9% 13.7% 12.8% 8.8% 8.0% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 16.0% 18.0% 20.0% 1Q25 2Q25 3Q25 4Q25 1Q26 NIM LTM NIM LTM NIM after Provisions LTM 16 EfficiencyWe Built a Scalable Platform To Support Our Growth Notes: ¹Recurring Operating Efficiency Ratio - Calculated by dividing the sum of (i) personnel expenses, (ii) recurring selling, general and administrative expenses, (iii) depreciation and amortization, and (iv) other operating income and expenses, by the sum of (i) NII, (ii) Fee Revenues, (iii) Tax expenses. 4Q25 OER considers the Recurring SG&A * 405 475 532 520 472 1,475 1,379 1,386 1,378 1,369 34.2% 42.9% 47.6% 45.7% 43.2% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 0 500 1,000 1,500 2,000 2,500 3,000 3,500 1Q25 2Q25 3Q25 4Q25 1Q26 Revenues vs Expenses (R$ million) SG&A + Personnel Expenses NII + Fees Operating Efficiency Ratio (%) 17 356.5 264.8 210.5 161.8 186.5 53.1 0.0 50.0 100.0 150.0 200.0 250.0 300.0 350.0 400.0 1Q25 2Q25 3Q25 4Q25 1Q26 Net Income (R$ million) Non-recurring Net Income* Net Income +15% 214.9 Net IncomeGrowing QoQ 82% CAGR (22-2025) 1Q25 was an outlier positively and mainly impacted by the increase in maximum term of payroll loan contracts from 84 to 96 months Notes: * Recurring Net Income is shown for 4Q25, which excludes non-recurring effects related to the adjustments made in the civil lawsuits' provisions model 18 60% 54% 49% 48% 45% 40% 46% 51% 52% 55% 28.6 33.8 35.3 37.8 39.3 - 5.0 10.0 15.0 20.0 25.0 30.0 35.0 40.0 45.0 1Q25 2Q25 3Q25 4Q25 1Q26 Deposits (R$ bn) Institutional Retail +37% +4% DepositsGrowth and diversification 52% CAGR (22-2025) Notes: ¹Retail funding – Calculated as the sum of demand customer deposits and time customer deposits (CDB).²Institutional Funding – Calculated as the sum of DPGE, financial bills, subordinated financial bills, securitizations, interbank deposits and foreign loans. 19 EquitySustainable growth driven by profits 1Q26 Equity adds IPO Proceeds 2.8 2.9 3.1 3.3 4.7 45.0% 41.2% 38.9% 35.8% 26.1% -1000000.0% -800000.0% -600000.0% -400000.0% -200000.0% 0.0% - 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 10.0 1Q25 2Q25 3Q25 4Q25 1Q26 Equity (R$ bn) Equity ROE LTM +64% +42% Notes: ¹ROE LTM is calculated by the sum of Net Income from the last four quarters divided by the Average Shareholder’s Equity of the last five quarters. 20 CapitalComfortable levels of capital adequacy to leverage the credit operations 13,5% 13,4% 12,5% 14,2% 18.1% 1,8% 1,6% 1,2% 1,3% 1.2% 15.3% 15.0% 13.7% 15.5% 19.3% 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 1Q25 2Q25 3Q25 4Q25 1Q26 Capital Adequacy Ratio - Basel III (%) Tier II Capital Tier I Capital +400bps +380bps Notes: ¹Capital Adequacy Ratio considers Agibank capital structure up to 4Q25. For 1Q26, considers Agi Inc’s capital structure. 21 investors.agiinc.com investors@agi.com.br Thank you. 22 Q&A